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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported):

August 22, 2007

DATAJUNGLE SOFTWARE INC.
(Exact Name of Registrant as Specified in its Charter)

NEVADA	**001-05996**	**91-0835748**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1 Hines Road, Suite 202, Ottawa, Ontario, Canada	**K2K 3C7**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (613) 254-7246

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01 Entry into a Material Definitive Agreement

On August 22, 2007, DataJungle Software Inc. (the "Company") entered into a Consulting Agreement (the "Agreement") whereby Paul Gariboldi (the "Consultant") agreed to provide services to the Company consistent with that of an Executive Vice President until August 15, 2008. The terms of the Agreement are as follows:

- The Company will pay the Consultant a fee of $10,000 per month;
- The Company will grant warrants to purchase 1,000,000 restricted shares of common stock of the Company to the Consultant at an exercise price of $0.25 expiring on August 15, 2011. The warrants will vest on July 31, 2008, have a cashless exercise provision and a provision restricting conversion if the exercise would cause the Consultant and its affiliates to exceed 4.99% of the outstanding shares of common stock of the Company;

Item 3.02 Unregistered Sales of Equity Securities

On August 22, 2007, the Company agreed to issue warrants to purchase 1,000,000 shares of restricted common stock pursuant to the Agreement described in Item 1.01 above.

This transaction was exempt pursuant to Section 4(2) of the Securities Act of 1933.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On August 22, 2007, Paul Gariboldi was appointed Executive Vice President of the Company pursuant to the Agreement described in Item 1.01 above.

On August 24, 2007, David L. Morris was appointed to the Board of Directors of the Company.

Item 9.01 Financial Statements and Exhibits.

Exhibit 99.1   August 22, 2007 Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

DataJungle Software Inc.

/s/ Larry Bruce

_____

Larry Bruce, Chief Financial Officer, Secretary & Treasurer
Date: August 28, 2007

DataJungle expands executive leadership team with appointment of Paul Gariboldi as Executive Vice President of Global Field Operations

OTTAWA – (MARKET WIRE) – August 22, 2007 – DataJungle Software Inc. (OTCBB:DJSW), a leading provider of next generation "on demand" business intelligence software, today announced that it has continued the expansion of its senior leadership team with the appointment of Paul Gariboldi as Executive Vice President of Global Field Operations. In collaboration with Robert Lendvai, the company's new Chief Marketing Officer, Gariboldi is tasked with the overall coordination, functional management and leadership of all sales activities of the Company.

Gariboldi brings DataJungle an extensive background in managing sales of information technology solutions, products and consulting services to Fortune 2000 accounts worldwide, with emphasis on leading edge e-commerce technologies. Prior to joining DataJungle, he served as Senior Vice President of Sales and Services at Informative, Inc. As Vice President of the Americas for atg (Art Technology Group), he directed and managed sales of the *Dynamo* e-commerce platform, helping to grow the Company from 13 employees to over 220 worldwide and increasing sales from $6 million to more than $164 million annually. Prior management posts have included General Manager of The Concorde Group, Ltd in Cambridge, Massachusetts; Director of Western Region of MITEM Corp.; and Regional Director of Oracle Corporation. After earning a BS in Accounting and a BA in Political Science from Rutgers University, Gariboldi began his career as a staff accountant with KPMG Peat Marwick.

Commenting on Gariboldi's appointment, David Morris, CEO of DataJungle, noted, "Paul has a very impressive track record of success in building and managing highly productive and efficient global sales teams that have delivered extraordinary sales growth in relatively short periods of time. Consequently, we feel very fortunate to have won him to the DataJungle management team and believe his sales leadership will be instrumental in assisting our Company to achieve rapid market penetration for our newly defined on-demand business intelligence platform."

"DataJungle is in the right place at the right time – at the leading edge of an explosive market opportunity. On-demand business intelligence represents an innovative and highly cost efficient approach to empowering enterprise customers with incomparable flexibility, unlimited scalability and on-demand access to vital data intelligence required to retain competitive and cost advantages in their businesses. I'm thrilled to be joining DataJungle at this important inflexion point in its history and expect that few obstacles will stand in the way of the Company's future success," stated Gariboldi.

About DataJungle Software Inc.

DataJungle Software has developed a proprietary, on-demand, enterprise business intelligence front-end application for leading business intelligence infrastructures, including the Microsoft and Cognos platforms. Its flagship product, *Matrix*, is the most robust and comprehensive BI dashboard software solution available for these platforms, which are the most widely deployed BI infrastructures in the world. Built on Web 2.0, Matrix integrates with Microsoft SQL Server, Analysis Services, Reporting Services, the KPI Framework, Virtual Earth, and SharePoint. Through its ASP platform, DataJungle offers enterprise companies – on a per seat subscriber basis - turn-key, web-enabled access to customized, mission critical data intelligence wherever and whenever they need it.

Matrix encompasses the full range of capabilities required by the broadest range of user classes in an organization – these include: dashboarding, OLAP analysis, Web reporting, collaboration, annotation, scorecarding, location intelligence and wireless alerting. *Matrix* provides unmatched flexibility, end-user customizability, and impact, and was designed to require minimal training for end users and administrators. Some of the world's leading companies use DataJungle software, including General Motors, Hewlett-Packard, Raytheon, Flextronics, BEA Systems, and Emerson Electric. DataJungle is a Microsoft Gold Certified Partner and a Cognos Technology Partner. For more information, please visit www.datajungle.com.

Safe Harbor Statement

This release may contain forward-looking statements. These forward-looking statements are neither promises nor guarantees, but involve risks and uncertainties that may cause actual results to differ materially from those in the forward-looking statements. Readers should not place undue reliance on any such forward-looking statements that are based solely on information known as of the date of this release. DataJungle disclaims any obligation to update or revise any such statements to reflect any change in expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those contained in the forward-looking statements.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Larry Bruce

(613) 254-7246 ext.110

info@datajungle.com

1 Hines Road, Suite 202

Ottawa, Ontario, Canada K2K 3C7

Dodi Handy, President and CEO, or

Daniel Conway, Chief Strategist

Elite Financial Communications Group

407-585-1080 or via email at djsw@efcg.net